Release of 2011 POSCO Sustainability Report

In an effort to be the “firm of endearment”, POSCO is striving to make the world a better place by creating values for and sharing them with all stakeholders: society, partners, shareholders and investors, customers, employees, and the environment.

• Release of Sustainability Report: This report is designed to be reader-friendly as its contents are organized for each group of stakeholders: society, business partners, shareholders and investors, customers, employees, and environment.

• Environmental Performance: In 2012, POSCO invested a total of 482.8 billion KRW into environmental facilities. As a manufacturer with high water usage, we have been working on developing more effective water management system, and constructed a desalination pilot plant in December 2010 for the research of zero discharge system.

• Win-Win Growth: POSCO compensated a total of 82.6 billion KRW for 459 small- and medium-sized enterprises from 2004 through 2011 through its benefit sharing initiative and raised a fund worth 1.38 trillion KRW.

• Improvement of the Quality of Life for Employees: The 4-teams, 2-shift schedules and flexible work hours helped to improve the quality of life for employees.

• Creation of Customer Value: Customers’ growth is the basis of POSCO’s growth. We endeavor to create customer value and present a new future by developing products and technology through continuous innovation and creating a new marketing paradigm focused on customers.

• Social Welfare: We are fulfilling our responsibilities as a corporate citizen; we support the underprivileged including multi-cultural families in the nation, and participate in various global social contribution activities, such as , an emergency relief program, to meet the different needs of overseas communities.

• Shareholders and Investors: POSCO was selected as the world’s most competitive steelmaker by the World Steel Dynamics (WSD) for two consecutive years. POSCO was listed in the Sustainable Asset Management- Dow Jones Sustainability Index (SAM–DJSI), the evaluation index for global sustainability, as a leading company for seven consecutive years.